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                                 United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                  Schedule 13G

                   Under the Securities Exchange Act of 1934
                              (Amendment No. 2  )
                                            ---


                              Novoste Corporation
--------------------------------------------------------------------------------
                                 Name of Issuer

                                  Common Stock
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                         (Title of class of Securities)

                                  67010C 10 0
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                                 (CUSIP Number)
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CUSIP NO.  67010C 10 0                             13G        Page 2 of 4 Pages



1.       Name of Reporting Person:           Noro-Moseley Partners III, L.P.
         S.S. or I.R.S. Identification No.:  58-2127221

2.       Check the Appropriate Box if a Member of a Group:     Not applicable

3.       SEC Use Only

4.       Citizenship or Place of Organization:     Georgia


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5.       Sole Voting Power:                  399,537

6.       Shared Voting Power:                      0

7.       Sole Dispositive Power:             399,537

8.       Shared Dispositive Power                  0

9.       Aggregate Amount Beneficially Owned By Each Reporting Person:  399,537

10.      Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares

11.      Percent of Class Represented by Amount in Row 9:      3.9%

12.      Type of Reporting Person:           PN

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                                  Schedule 13G

                                   Item 1(a)

Name of Issuer:         Novoste Corporation
                                   Item 1(b)
Address of Issuer's Principal Executive Offices:
                    4350 International Boulevard
                    Suite C
                    Norcross, Georgia 30093

                                   Item 2(a)
Name of Person Filing:    Noro-Moseley Partners III, L.P.

                                   Item 2(b)
Address of Principal Business Office of, if none, Residence:
            9 North Parkway Square, 4200 Northside Parkway, N. W.
            Atlanta, Georgia 30327

                                   Item 2(c)
Citizenship:  Georgia

                                   Item 2(d)
Title of Class of Securities:    Common Stock

                                   Item 2(e)
CUSIP Number:      67010C 10 0

                                   Item 3
This statement is not being filed pursuant to Rules 13d-1(b), or 13d-2(b).

                                   Item 4
Ownership:
(a)   Amount Beneficially Owned:    399,537

(b)   Percent of Class:     3.9%

(c)   Number of shares as to which such person has:

         (i)  Sole power to vote or to direct the vote:     399,537

         (ii)     Shared power to vote or to direct the vote:      0

         (iii)    Sole power to dispose or to direct the disposition of: 399,537

         (iv)     Shared power to dispose or to direct the disposition of:  0


                                  Page 3 of 4
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                                     Item 5
Ownership of Five Percent or Less of a Class:     The reporting person has
ceased to be the beneficial owner of more than 5% of the class of securities - as of 12/5/97, the reporting person owned 3.9%.

                                     Item 6
Ownership of More than Five Percent on Behalf of Another Person:      N/A

                                     Item 7
Identification and Classification of the Subsidiary Which Acquired the Security
Being Reported on By the Parent Holding Company:       N/A

                                     Item 8
Identification and Classification of Members of the Group:       N/A

                                     Item 9
Notice of Dissolution of Group:       N/A

                                    Item 10
Certification:      N/A

Signature:

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


     December 5, 1997
----------------------------
Date

NORO-MOSELEY PARTNERS III, L.P.

By:  Moseley & Company III, L.L.C.
     General Partner


/s/ Jack K. Kelly, Jr.
----------------------------
Jack K. Kelly, Jr.
Member


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